BMO Financial Group Reports First Quarter 2020 Results

REPORT TO SHAREHOLDERS

Financial Results Highlights

First Quarter 2020 Compared With First Quarter 2019:

•	Net income of $1,592 million and adjusted net income[1] of $1,617 million, both up 5%

•	Reported EPS[2] of $2.37 and adjusted EPS[1] of $2.41, both up 4%

•	Revenue, net of CCPB[3], of $6,031 million, up 8%

•	Provision for credit losses (PCL) of $349 million; includes PCL on performing loans of $25 million

•	ROE of 13.3%, compared with 13.6%; adjusted ROE[1] of 13.5%, compared with 13.9%

•	Common Equity Tier 1 Ratio of 11.4%

Toronto, February 25, 2020 – For the first quarter ended January 31, 2020, BMO Financial Group recorded net income of $1,592 million or $2.37 per share on a reported basis, and net income of $1,617 million or $2.41 per share on an adjusted basis.

“We had a strong quarter, delivering adjusted earnings per share of $2.41, with 8% year-over-year revenue growth, 16% pre-provision, pre-tax earnings growth and 5% net income growth. All our businesses performed well, each delivering operating leverage over 2% with total bank operating leverage of 4.6% driving a 270 basis point improvement in efficiency. Canadian P&C had another good quarter, with net income growth of 8% and continued robust loan and deposit growth in both personal and commercial. Capital Markets had a strong quarter in all businesses, demonstrating its earnings potential, with an increased contribution from our U.S. segment resulting in 38% total net income growth. Wealth Management and U.S. P&C also performed well, delivering positive operating leverage with both revenue growth and disciplined expense management. Overall portfolio credit quality remains stable, even as credit provisions this quarter were elevated, largely as a result of activity in two specific sectors,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We have significant momentum, with businesses increasing market share. Our segments are winning on the strength of our customer value proposition and our ability to compete effectively. Our commitment to growing our business, improving efficiency and building a stronger BMO for our customers, employees and communities will continue to drive our focus on delivering consistently strong relative performance and long-term shareholder value,” concluded Mr. White.

Return on equity (ROE) was 13.3%, compared with 13.6% in the prior year, and adjusted ROE was 13.5%, compared with 13.9% in the prior year. Return on tangible common equity (ROTCE) was 15.7%, compared with 16.5% in the prior year, and adjusted ROTCE was 15.8%, compared with 16.6% in the prior year.

Concurrent with the release of results, BMO announced a second quarter 2020 dividend of $1.06 per common share, unchanged from the prior quarter and up $0.06 per share or 6% from the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

Our complete First Quarter 2020 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2020, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

First Quarter Operating Segment Overview

Canadian P&C

Reported net income was $700 million, an increase of $52 million or 8% and adjusted net income was $700 million, an increase of $51 million or 8% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Strong revenue growth was partially offset by higher provisions for credit losses and higher expenses.

During the quarter, we extended our partnership with Canadian Forces Morale and Welfare Services, as we continue to be the official bank and exclusive provider of unique banking services and financial products to members of the Canadian Defence Community, supporting current and former troops, Department of National Defence personnel, RCMP and Canadian Coast Guard members and their families, to help make their financial goals a reality. We also introduced a new personal financial management solution, BMO Insights, to help customers gain better control of their financial lives. The solution leverages artificial intelligence to deliver personalized, automated and actionable insights for everyday banking customers to help them manage their day-to-day finances and cash flow.

U.S. P&C

Reported net income was $351 million, compared with $444 million in the prior year, and adjusted net income was $361 million, compared with $454 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$267 million, compared with US$332 million, and adjusted net income was US$275 million, compared with US$340 million in the prior year, due to higher provisions for credit losses, in part due to a recovery in the prior year, partially offset by higher revenue.

During the quarter, BMO opened a new commercial banking office in Los Angeles, California, providing businesses in Southern California with access to BMO’s full array of industry expertise, financial solutions and capabilities, complemented by local market knowledge.

BMO Wealth Management

Reported net income was $291 million, an increase of $53 million or 22%, and adjusted net income was $300 million, an increase of $52 million or 21% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $209 million, an increase of $36 million or 21%, and adjusted net income was $218 million, an increase of $35 million or 19%, primarily driven by higher revenue from a higher level of client assets and lower expenses. Insurance reported and adjusted net income was $82 million, an increase of $17 million or 26%, primarily due to a benefit from market movements in the current quarter, relative to the unfavourable impact of market movements in the prior year, partially offset by lower underlying business results.

In support of responsible investing and customers’ increasing preference to align financial and social goals, BMO Asset Management launched a suite of indexed Environmental, Social and Governance (ESG) ETFs. BMO was also recognized by Investment Week’s Sustainable and ESG Investment Awards 2019, winning Best ESG Research Team for the second consecutive year and Best ESG Investment Fund for our BMO Responsible Global Equity Fund.

BMO Capital Markets

Reported net income was $356 million, an increase of $100 million or 39%, and adjusted net income was $362 million, an increase of $99 million or 38% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong revenue growth in both Global Markets and Investment and Corporate Banking was partially offset by higher expenses and higher oil and gas provisions.

On January 21, 2020, we entered into an agreement to acquire Clearpool Group Inc. (Clearpool), a New York-based provider of electronic trading solutions, operating in the United States and Canada. This acquisition delivers powerful new capabilities to BMO’s electronic trading platform and demonstrates our commitment to providing leading edge trading technology to our global client base. The transaction is subject to regulatory approvals and other customary closing conditions, and is expected to close in the calendar second quarter of 2020.

Corporate Services

Reported and adjusted net loss was $106 million, compared with a reported and adjusted net loss of $76 million in the prior year. Results decreased, primarily due to lower treasury related revenue, in part due to a stronger prior year level, and higher expenses.

Adjusted results in this First Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% as at January 31, 2020. The CET1 Ratio was unchanged from the prior quarter, as retained earnings growth was offset by impacts from business growth, regulatory changes, and the adoption of IFRS 16, Leases.

1 BMO Financial Group First Quarter Report 2020

Provision for Credit Losses

Total provision for credit losses was $349 million, an increase of $212 million from the prior year. The provision for credit losses ratio was 31 basis points, compared with a below trend level of 13 basis points in the prior year. The provision for credit losses on impaired loans of $324 million increased $197 million from $127 million in the prior year, primarily due to higher provisions in our P&C businesses and BMO Capital Markets. The prior year’s provision for credit losses included the benefit of a recovery on U.S. consumer loans. The provision for credit losses on impaired loans ratio was 29 basis points, compared with 12 basis points in the prior year. There was a $25 million provision for credit losses on performing loans in the current quarter, compared with a $10 million provision for credit losses on performing loans in the prior year. The $25 million provision for credit losses on performing loans in the current quarter was due to credit migration and portfolio growth.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group First Quarter Report 2020 2

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at February 25, 2020. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2020, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2019, and the MD&A for fiscal 2019, contained in our 2019 Annual Report.

BMO’s 2019 Annual Report includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents
4	Caution Regarding Forward-Looking Statements			23	Transactions with Related Parties
4	Economic Review and Outlook			23	Select Financial Instruments and Off-Balance Sheet Arrangements
5	Financial Highlights			24	Accounting Policies and Critical Accounting Estimates
6	Non-GAAP Measures				24	Allowance for Credit Losses
7	Foreign Exchange			24	Changes in Accounting Policies
7	Net Income			25	Future Changes in Accounting Policies
8	Revenue			25	Disclosure for Domestic Systemically Important Banks (D-SIBs)
9	Provision for Credit Losses			25	Other Regulatory Developments
9	Impaired Loans			25	Risk Management
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				26	Market Risk
10	Non-Interest Expense				27	Liquidity and Funding Risk
10	Income Taxes				30	Credit Ratings
11	Capital Management				33	European Exposures
14	Review of Operating Groups’ Performance			34	Interim Consolidated Financial Statements
	14	Personal and Commercial Banking (P&C)			34	Consolidated Statement of Income
		15	Canadian Personal and Commercial Banking (Canadian P&C)		35	Consolidated Statement of Comprehensive Income
		16	U.S. Personal and Commercial Banking (U.S. P&C)		36	Consolidated Balance Sheet
	18	BMO Wealth Management			37	Consolidated Statement of Changes in Equity
	20	BMO Capital Markets			38	Consolidated Statement of Cash Flows
	21	Corporate Services			39	Notes to Consolidated Financial Statements
22	Summary Quarterly Earnings Trends			51	Investor and Media Information
23	Balance Sheet

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2020, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2020, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

3 BMO Financial Group First Quarter Report 2020

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market and consumer leverage; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68 of BMO’s 2019 Annual Report, and the Risk Management section on page 25 in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2019 Annual Report and updated in the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the following Economic Review and Outlook section.

Economic Review and Outlook

After slowing to an estimated rate of 1.6% in 2019 amid weaker global demand and uncertain trade policies, Canada’s economic growth is expected to improve slightly to 1.7% in 2020, in response to federal tax cuts, an easing in trade policy tensions and a relaxation of restrictions on Alberta’s oil production. Business investment is anticipated to strengthen, due to an initial trade deal between the United States and China and the ratification of the United States-Mexico-Canada Agreement. After rebounding last year, the housing market should remain well supported by low mortgage rates and the fastest increase in the population in three decades. However, despite a healthy labour market, consumer spending will be restrained by high debt-service payments. A slow-growing global economy, partially in response to the impact of the coronavirus on the tourism industry and China’s economy, will continue to restrain exports. A likely moderation in Canadian job growth should keep the unemployment rate steady near recent 45-year lows. The Bank of Canada has kept policy rates unchanged at 1.75% since late 2018, and it is expected to pursue a steady policy course this year with inflation remaining near the 2% target. However, should the economy weaken further, the central bank would be inclined to reduce policy rates. The risk of easier monetary policy and an ongoing trade deficit will likely keep the Canadian dollar close to current low levels against the U.S. dollar. Growth in industry-wide consumer credit is anticipated to remain modest at 3.2% in 2020, while residential mortgage credit is projected to pick up to a 4.8% rate, the fastest in three years. Non-financial business credit is anticipated to grow at a healthy rate of 5.4% in 2020, supported by an increase in business spending.

The record-long U.S. economic expansion is projected to proceed at a more moderate pace of 1.8% in 2020, compared with a 2.3% rate in 2019. While this pace would mark the slowest growth in four years, the unemployment rate should remain close to half-century lows. Business investment is expected to improve in response to the Phase One trade deal between the United States and China. The deal marks an easing in trade tensions and generally commits China to more than double its purchases of U.S. exports in the next two years. However, tariffs will remain in place until a more comprehensive agreement can be reached. Home sales have turned higher in response to lower mortgage rates and steady job growth, while record-low resale listings will encourage construction. Though moderating, consumer spending should remain well supported by record-high household wealth and record-low debt-service costs. The economy is expected to weaken early in the year due to the suspended production of Boeing’s 737 MAX aircraft, while the coronavirus could delay China’s purchases of U.S. exports. After reducing policy rates three times in 2019, the Federal Reserve is expected to maintain a steady policy stance as a result of low inflation and a stable jobless rate. Industry-wide consumer credit is expected to grow around 3.2% in 2020, while residential mortgage demand should expand 4.2%. Non-financial business credit will likely increase 4.0%, supported by firmer investment spending.

This Economic Review and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2020 4

Financial Highlights

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Summary Income Statement
Net interest income (1)	3,388	3,364	3,172
Non-interest revenue	3,359	2,723	3,345
Revenue	6,747	6,087	6,517
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	716	335	926
Revenue, net of CCPB	6,031	5,752	5,591
Provision for credit losses on impaired loans	324	231	127
Provision for credit losses on performing loans	25	22	10
Total provision for credit losses	349	253	137
Non-interest expense (1)	3,669	3,987	3,557
Provision for income taxes	421	318	387
Net income attributable to equity holders of the bank	1,592	1,194	1,510
Adjusted net income	1,617	1,607	1,538

Common Share Data ($, except as noted)
Earnings per share	2.37	1.78	2.28
Adjusted earnings per share	2.41	2.43	2.32
Earnings per share growth (%)	4.3	(30.7)	59.5
Adjusted earnings per share growth (%)	4.0	4.8	9.5
Dividends declared per share	1.06	1.03	1.00
Book value per share	73.21	71.54	67.37
Closing share price	100.93	97.50	96.18
Number of common shares outstanding (in millions)
End of period	639.6	639.2	638.4
Average diluted	640.8	640.4	640.4
Total market value of common shares ($ billions)	64.6	62.3	61.4
Dividend yield (%)	4.2	4.2	4.2
Dividend payout ratio (%)	44.5	57.6	43.8
Adjusted dividend payout ratio (%)	43.8	42.3	43.0

Financial Measures and Ratios (%)
Return on equity	13.3	9.9	13.6
Adjusted return on equity	13.5	13.5	13.9
Return on tangible common equity	15.7	11.9	16.5
Adjusted return on tangible common equity	15.8	15.7	16.6
Net income growth	5.4	(29.6)	55.1
Adjusted net income growth	5.1	5.0	8.1
Revenue growth	3.5	3.3	15.6
Revenue growth, net of CCPB	7.9	4.5	6.0
Non-interest expense growth	3.2	24.9	4.6
Adjusted non-interest expense growth	3.3	1.2	4.5
Efficiency ratio, net of CCPB	60.8	69.3	63.6
Adjusted efficiency ratio, net of CCPB	60.3	60.0	63.0
Operating leverage, net of CCPB	4.7	(20.4)	1.4
Adjusted operating leverage, net of CCPB	4.6	3.8	1.5
Net interest margin on average earning assets	1.68	1.71	1.69
Effective tax rate	20.9	21.0	20.4
Adjusted effective tax rate	21.0	22.0	20.4
Total PCL-to-average net loans and acceptances (annualized)	0.31	0.23	0.13
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.29	0.21	0.12

Balance Sheet (as at, $ millions, except as noted)
Assets	879,720	852,195	806,597
Gross loans and acceptances	457,098	451,537	420,761
Net loans and acceptances	455,075	449,687	419,133
Deposits	582,288	568,143	532,199
Common shareholders’ equity	46,828	45,728	43,009
Cash and securities-to-total assets ratio (%)	30.0	28.9	29.3

Capital Ratios (%)
CET1 Ratio	11.4	11.4	11.4
Tier 1 Capital Ratio	13.0	13.0	12.7
Total Capital Ratio	15.2	15.2	15.1
Leverage Ratio	4.3	4.3	4.2

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3235	1.3165	1.3131
Average Canadian/U.S. dollar	1.3161	1.3240	1.3351

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended January 31, 2020, we recognized $89 million of depreciation on the right-of-use assets recorded in non-interest expense and $14 million of interest on the lease liability recorded in interest expense. Refer to the Changes in Accounting Policies section on page 24 for further details.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

5 BMO Financial Group First Quarter Report 2020

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures. Please refer to the Foreign Exchange section on page 7 for a discussion of the effects of changes in exchange rates on our results. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Reported Results
Revenue	6,747	6,087	6,517
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(716)	(335)	(926)
Revenue, net of CCPB	6,031	5,752	5,591
Total provision for credit losses	(349)	(253)	(137)
Non-interest expense	(3,669)	(3,987)	(3,557)
Income before income taxes	2,013	1,512	1,897
Provision for income taxes	(421)	(318)	(387)
Net income	1,592	1,194	1,510
EPS ($)	2.37	1.78	2.28

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(2)	(6)
Amortization of acquisition-related intangible assets (3)	(29)	(38)	(31)
Restructuring costs (4)	-	(484)	-
Reinsurance adjustment (5)	-	(25)	-
Adjusting items included in reported pre-tax income	(32)	(549)	(37)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(4)
Amortization of acquisition-related intangible assets (3)	(23)	(29)	(24)
Restructuring costs (4)	-	(357)	-
Reinsurance adjustment (5)	-	(25)	-
Adjusting items included in reported net income after tax	(25)	(413)	(28)
Impact on EPS ($)	(0.04)	(0.65)	(0.04)

Adjusted Results
Revenue	6,747	6,087	6,517
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(716)	(310)	(926)
Revenue, net of CCPB	6,031	5,777	5,591
Total provision for credit losses	(349)	(253)	(137)
Non-interest expense	(3,637)	(3,463)	(3,520)
Income before income taxes	2,045	2,061	1,934
Provision for income taxes	(428)	(454)	(396)
Net income	1,617	1,607	1,538
EPS ($)	2.41	2.43	2.32

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups, and the reinsurance adjustment, which is included in CCPB, in BMO Wealth Management.

(2)	KGS–Alpha and Clearpool acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.
(3)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 14, 15, 16, 18 and 20.
(4)

Q4-2019 reported net income included a restructuring charge of $357 million after-tax ($484 million pre-tax), related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group First Quarter Report 2020 6

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars decreased relative to both the first quarter of 2019 and the fourth quarter of 2019 due to changes in the U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 59 of the 2019 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q1-2020
(Canadian $ in millions, except as noted)	vs. Q1-2019	vs. Q4-2019
Canadian/U.S. dollar exchange rate (average)
Current period	1.3161	1.3161
Prior period	1.3351	1.3240

Effects on U.S. segment reported results
Increased (Decreased) net interest income	(18)	(8)
Increased (Decreased) non-interest revenue	(11)	(5)
Increased (Decreased) revenues	(29)	(13)
Decreased (Increased) provision for credit losses	-	1
Decreased (Increased) expenses	20	9
Decreased (Increased) income taxes	1	1
Increased (Decreased) reported net income	(8)	(2)
Impact on earnings per share ($)	(0.01)	-

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	(18)	(8)
Increased (Decreased) non-interest revenue	(11)	(5)
Increased (Decreased) revenues	(29)	(13)
Decreased (Increased) provision for credit losses	-	1
Decreased (Increased) expenses	19	8
Decreased (Increased) income taxes	2	1
Increased (Decreased) adjusted net income	(8)	(3)
Impact on adjusted earnings per share ($)	(0.01)	-

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Net Income

Q1 2020 vs. Q1 2019

Reported net income was $1,592 million, an increase of $82 million or 5% from the prior year, and adjusted net income was $1,617 million, an increase of $79 million or 5%. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Reported EPS of $2.37 increased $0.09 or 4%, and adjusted EPS of $2.41 increased $0.09 or 4% from the prior year.

Results reflect strong net income performance in BMO Capital Markets, BMO Wealth Management and Canadian P&C, partially offset by a decrease in U.S. P&C and a higher net loss in Corporate Services.

Q1 2020 vs. Q4 2019

Reported net income increased $398 million or 33% from the prior quarter, and adjusted net income increased $10 million or 1%. Adjusted net income excludes a $357 million restructuring charge, primarily related to severance and a $25 million reinsurance adjustment, both in the prior period, as well as the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The current quarter includes stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year. Reported EPS increased $0.59 or 33%, and adjusted EPS decreased $0.02 or 1% from the prior quarter.

Strong net income performance in BMO Capital Markets was largely offset by a decrease in our P&C businesses and a higher net loss in Corporate Services. BMO Wealth Management reported net income increased from the prior quarter, while adjusted net income was unchanged.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

7 BMO Financial Group First Quarter Report 2020

Revenue (1)

Q1 2020 vs. Q1 2019

Reported revenue was $6,747 million, an increase of $230 million or 4% from the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue was $6,031 million, an increase of $440 million or 8%.

Results reflect strong revenue performance in BMO Capital Markets, Canadian P&C and BMO Wealth Management. U.S. P&C revenue increased 1%, or 3% on a U.S. dollar basis from the prior year, with Corporate Services revenue slightly lower.

Net interest income was $3,388 million, an increase of $216 million or 7%. On an excluding trading basis, net interest income was $3,031 million, an increase of $141 million or 5%, largely due to higher deposit and loan balances across all operating groups, partially offset by lower deposit margins.

Average earning assets were $804.5 billion, an increase of $60.3 billion or 8%, or 9% excluding the impact of the weaker U.S. dollar, due to loan growth, higher securities and higher cash resources. BMO’s overall net interest margin decreased 1 basis point from the prior year, driven by lower deposit spreads in U.S. P&C, largely due to rate decreases by the Federal Reserve, partially offset by a higher margin in Canadian P&C. On an excluding trading basis, net interest margin decreased 9 basis points, largely due to a higher volume of assets in BMO Capital Markets and Corporate Services, which have a lower spread than the bank, and a lower margin in U.S. P&C, partially offset by a higher margin in Canadian P&C.

Non-interest revenue, net of CCPB, was $2,643 million, an increase of $224 million or 9%, or 10% excluding the impact of the weaker U.S. dollar, with increases in most non-interest revenue categories. On an excluding trading basis, net of CCPB, non-interest revenue was $2,502 million, an increase of $176 million or 8%.

Gross insurance revenue decreased $169 million from the prior year, primarily due to lower annuity sales in the current quarter, partially offset by a larger increase in the fair value of investments in the current quarter, compared with the prior year, resulting from decreases in long-term interest rates and the impact of stronger equity markets in the current quarter. These changes related to the fair value of investments and annuity sales are largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 10. We generally focus on analyzing revenue, net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q1 2020 vs. Q4 2019

Revenue increased $660 million or 11% from the prior quarter. Revenue, net of CCPB increased $279 million or 5%. Revenue, net of adjusted CCPB, which excludes the reinsurance adjustment in the prior period, increased $254 million or 4%, or 5% excluding the impact of the weaker U.S. dollar.

Results reflect strong revenue performance in BMO Capital Markets and BMO Wealth Management. Corporate Services and Canadian P&C increased slightly, while U.S. P&C recorded a slight decrease on a Canadian dollar basis, or a slight increase on a U.S. dollar basis.

Net interest income increased $24 million or 1% from the prior quarter. On an excluding trading basis, net interest income increased $52 million or 2% from the prior quarter, largely due to higher deposit volumes across all operating groups and higher loan volumes in the P&C businesses, partially offset by lower margins in the P&C businesses.

Average earning assets increased $26.1 billion or 3%, or 4% excluding the impact of the weaker U.S. dollar, primarily due to higher securities, higher cash resources and loan growth. BMO’s overall net interest margin decreased 3 basis points, or 2 basis points on an excluding trading basis, primarily due to a higher volume of assets in Corporate Services and BMO Capital Markets, which have a lower spread than the bank.

Non-interest revenue, net of CCPB, increased $255 million or 11%. Non-interest revenue, net of adjusted CCPB, increased $230 million or 10%, primarily due to higher trading revenue, underwriting and advisory revenue and insurance revenue, net of CCPB. On an excluding trading basis, net of adjusted CCPB, non-interest revenue increased $68 million or 3%.

Gross insurance revenue increased $445 million from the prior quarter, primarily due to an increase in the fair value of investments in the current quarter, resulting from decreases in long-term interest rates, compared with relatively unchanged long-term interest rates in the prior quarter, higher annuity sales, and the impact of stronger equity markets in the current quarter. The increase in insurance revenue was largely offset by changes in CCPB, as discussed on page 10.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended January 31, 2020, we recognized $89 million of depreciation on the right-of-use assets recorded in non-interest expense and $14 million of interest on the lease liability recorded in interest expense. Refer to the Changes in Accounting Policies section on page 24 for further details.

BMO Financial Group First Quarter Report 2020 8

Provision for Credit Losses

Q1 2020 vs. Q1 2019

Total provision for credit losses was $349 million, an increase of $212 million from the prior year. The provision for credit losses ratio was 31 basis points, compared with a below trend level of 13 basis points in the prior year. The provision for credit losses on impaired loans of $324 million increased $197 million from $127 million in the prior year, primarily due to higher provisions in our P&C businesses and BMO Capital Markets. The prior year’s provision for credit losses included the benefit of a recovery on U.S. consumer loans. The provision for credit losses on impaired loans ratio was 29 basis points, compared with 12 basis points in the prior year. There was a $25 million provision for credit losses on performing loans in the current quarter, compared with a $10 million provision for credit losses on performing loans in the prior year. The $25 million provision for credit losses on performing loans in the current quarter was due to credit migration and portfolio growth. The year-over-year increase in the provision for credit losses on performing loans was primarily due to the difference in credit migration between periods, with credit migration increasing the allowance in the current quarter, compared with improved credit performance in the prior year, partially offset by relative changes in economic outlook.

Q1 2020 vs. Q4 2019

Total provision for credit losses increased $96 million from the prior quarter. The provision for credit losses ratio was 31 basis points, compared with 23 basis points in the prior quarter. The provision for credit losses on impaired loans increased $93 million, primarily due to higher provisions in our U.S. Commercial business and BMO Capital Markets. The provision for credit losses on impaired loans ratio was 29 basis points, compared with 21 basis points in the prior quarter. There was a $25 million provision for credit losses on performing loans in the current quarter, compared with a $22 million provision for credit losses on performing loans in the prior quarter, with the increase largely due to a change in economic outlook.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q1-2020
Provision for (recovery of) credit losses on impaired loans	138	132	270	-	53	1	324
Provision for (recovery of) credit losses on performing loans	14	17	31	3	(3)	(6)	25
Total provision for (recovery of) credit losses	152	149	301	3	50	(5)	349

Q4-2019
Provision for (recovery of) credit losses on impaired loans	134	66	200	1	32	(2)	231
Provision for (recovery of) credit losses on performing loans	11	4	15	(1)	8	-	22
Total provision for (recovery of) credit losses	145	70	215	-	40	(2)	253

Q1-2019
Provision for (recovery of) credit losses on impaired loans	114	15	129	2	1	(5)	127
Provision for (recovery of) credit losses on performing loans	6	(9)	(3)	-	14	(1)	10
Total provision for (recovery of) credit losses	120	6	126	2	15	(6)	137

Provision for Credit Losses Performance Ratios

	Q1-2020	Q4-2019	Q1-2019
Total PCL-to-average net loans and acceptances (annualized) (%)	0.31	0.23	0.13
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.29	0.21	0.12

Impaired Loans

Total gross impaired loans (GIL) were $2,822 million at the end of the current quarter, up from $2,019 million in the prior year, with the largest increase in impaired loans in oil and gas and manufacturing. GIL increased $193 million from $2,629 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $831 million, up from $467 million in the prior year, and up from $799 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019
GIL, beginning of period	2,629	2,432	1,936
Classified as impaired during the period	831	799	467
Transferred to not impaired during the period	(201)	(220)	(125)
Net repayments	(319)	(219)	(137)
Amounts written-off	(127)	(159)	(119)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	-	-	-
Foreign exchange and other movements	9	(4)	(3)
GIL, end of period	2,822	2,629	2,019
GIL to gross loans and acceptances (%)	0.62	0.58	0.48

(1)	GIL excludes purchased credit impaired loans.

9 BMO Financial Group First Quarter Report 2020

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Reported and adjusted insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $716 million, a decrease of $210 million from the prior year, primarily due to lower annuity sales in the current quarter, partially offset by a larger increase in the fair value of policy benefit liabilities in the current quarter, compared with the prior year, resulting from decreases in long-term interest rates and the impact of stronger equity markets in the current quarter.

Reported CCPB increased $381 million and adjusted CCPB increased $406 million from the prior quarter. Adjusted CCPB excludes a $25 million net impact of major reinsurance claims from Japanese typhoons that were incurred in the prior quarter, after our announced decision to wind-down our reinsurance business. Results increased primarily due to an increase in the fair value of policy benefit liabilities in the current quarter, resulting from decreases in long-term interest rates, compared with relatively unchanged long-term interest rates in the prior quarter, higher annuity sales and the impact of stronger equity markets in the current quarter. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Adjusted results in this Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Non-Interest Expense (1)

Reported non-interest expense was $3,669 million, an increase of $112 million or 3% from the prior year, or 4% excluding the impact of the weaker U.S. dollar, and adjusted non-interest expense was $3,637 million, an increase of $117 million or 3%, or 4% excluding the impact of the weaker U.S. dollar. Adjusted non-interest expense excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The increase was primarily due to higher employee-related costs, in part due to higher revenue, and higher technology costs, partially offset by activities across the bank to execute on productivity initiatives.

Reported non-interest expense decreased $318 million or 8% from the prior quarter, and adjusted non-interest expense increased $174 million or 5% from the prior quarter. Adjusted non-interest expense excludes the restructuring charge in the prior quarter and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The increase was largely driven by higher employee-related expenses, including stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year and seasonality of benefits, partially offset by lower professional fees.

Reported operating leverage on a net revenue basis was positive 4.7%, compared with positive 1.4% in the prior year. Adjusted operating leverage on a net revenue basis was positive 4.6%, compared with positive 1.5% in the prior year.

The reported efficiency ratio was 54.4%, compared with 54.6% in the prior year, and was 60.8% on a net revenue basis, compared with 63.6% in the prior year. The adjusted efficiency ratio was 53.9%, compared with 54.0% in the prior year, and 60.3% on a net revenue basis, compared with 63.0% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Income Taxes

The provision for income taxes was $421 million, an increase of $34 million from the first quarter of 2019, and an increase of $103 million from the fourth quarter of 2019. The effective tax rate for the current quarter was 20.9%, compared with 20.4% in the first quarter of 2019, and 21.0% in the fourth quarter of 2019.

The adjusted provision for income taxes was $428 million, an increase of $32 million from the first quarter of 2019, and a decrease of $26 million from the fourth quarter of 2019. The adjusted effective tax rate was 21.0% in the current quarter, compared with 20.4% in the first quarter of 2019, and 22.0% in the fourth quarter of 2019. The change in the reported and adjusted effective tax rate in the current quarter relative to the first quarter of 2019 and the fourth quarter of 2019 was primarily due to earnings mix.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended January 31, 2020, we recognized $89 million of depreciation on the right-of-use assets recorded in non-interest expense and $14 million of interest on the lease liability recorded in interest expense. Refer to the Changes in Accounting Policies section on page 24 for further details.

BMO Financial Group First Quarter Report 2020 10

Capital Management

BMO continues to manage its capital within the capital management framework described on page 59 of BMO’s 2019 Annual Report.

First Quarter 2020 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% as at January 31, 2020.

The CET1 Ratio was unchanged from the fourth quarter of fiscal 2019, as retained earnings growth was offset by impacts from business growth, regulatory changes, and the adoption of IFRS 16, Leases.

CET1 capital was $37.1 billion as at January 31, 2020, up from $36.1 billion as at October 31, 2019, mainly due to retained earnings growth and to a lesser extent, lower deduction for deferred tax assets and higher unrealized gains from securities fair valued through accumulated other comprehensive income.

Risk-Weighted Assets (RWA) were $325.6 billion as at January 31, 2020, up from $317.0 billion as at October 31, 2019, mainly due to business growth, regulatory changes and the adoption of IFRS 16.

The bank’s Tier 1 and Total Capital Ratios were 13.0% and 15.2%, respectively, as at January 31, 2020, unchanged from October 31, 2019, as higher capital from increase in CET1, as discussed above, was offset by higher RWA.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the current quarter. Any such activities could also impact our book value and return on equity.

BMO’s Basel III Leverage Ratio was 4.3% as at January 31, 2020, unchanged from the fourth quarter of fiscal 2019, as higher Tier 1 Capital was offset by higher leverage exposures from business growth.

Regulatory Developments

The Basel III reforms package, finalized by the Basel Committee on Banking Supervision (BCBS) in December 2017, for implementation on January 1, 2022 includes: revised standardized and internal ratings-based approaches for credit risk, revisions to the credit valuation adjustment (CVA) framework, revised standardized approach for operational risk which replaces the existing standardized and advanced measurement approaches, revised leverage ratio framework and an output floor for RWA to be phased in over a five-year period. The preliminary view of the Office of the Superintendent of Financial Institution (OSFI) on the scope and timing of implementation of the Basel III reforms in Canada is set out in its discussion paper issued for consultation in July 2018. While the BCBS outlined a five-year transition period for the RWA output floor from 50% in 2022 to 72.5% in 2027, OSFI’s discussion paper proposes to set the output floor at 72.5% upon implementation of the reforms in the first quarter of fiscal 2022.

The Minimum Capital Requirements for Market Risk (the Final Market Risk Framework), part of the Basel III reforms, was finalized by the BCBS in January 2019, with a proposed implementation date of January 1, 2022.

The Basel III reforms are expected to increase the amount of capital we are required to hold. We continue to engage with OSFI as it works to finalize the timing and approach to domestic implementation.

In January 2020, OSFI revised its capital requirements for operational risk applicable to deposit-taking institutions, reflecting the final Basel III revisions published by the BCBS in December 2017. OSFI has decided that the domestic implementation of the revised Basel III operational risk capital requirements will move from the first quarter of fiscal 2021 to the first quarter of fiscal 2022 to coincide with the implementation of the final Basel III credit risk and leverage ratio requirements.

In December 2019, OSFI set the level of the Domestic Stability Buffer (DSB), a Pillar 2 buffer applicable to Canadian domestic systemically important banks (D-SIBs) at 2.25%, up from 2.0%, effective April 30, 2020. The increase reflects OSFI’s view that key vulnerabilities to D-SIBs remain elevated, and in some cases show signs of increasing, including Canadian household indebtedness, asset imbalances and institutional indebtedness, as well as global vulnerabilities which could increase the chance of a spillover of external risks into the Canadian financial system. The DSB, which is met with CET1 capital, can be set between 0% and 2.5% of total RWA. OSFI’s long-term objective is to ensure the effectiveness of the DSB. Within that context, OSFI will review the 0%-2.5% range to determine if it is appropriate.

In the first quarter of fiscal 2020, the expiry of transitional arrangements provided by OSFI for the standardized approach for counterparty credit risk and the revised securitization framework, resulted in a modest increase in the amount of capital we are required to hold.

IFRS 16, Leases was effective November 1, 2019 and resulted in a downward adjustment to opening retained earnings on adoption. The most significant impact for BMO is the recording of real estate leases on the balance sheet.

The combined impact of IFRS 16, and the expiry of transitional arrangements was 16 basis points on our CET1 Ratio in the first quarter of fiscal 2020.

The implementation of the final version of the Large Exposure Limits Guideline, applicable to D-SIBs, in the first quarter of fiscal 2020, did not have a significant impact on our operations.

The Canadian Bail-In Regime, including OSFI’s Total Loss Absorbing Capacity (TLAC) Guideline, came into effect on September 23, 2018. Under this regime, the bank is required to meet target TLAC requirements by November 1, 2021. The targets are currently set at a risk-based TLAC ratio of 23.75% RWA (including a 2.25% DSB) and a TLAC leverage ratio of 6.75%. At January 31, 2020, our risk-based TLAC was 20.8% and our TLAC leverage ratio was 6.9%.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 59 to 65, the Liquidity and Funding Risk section on pages 91 to 99 and the Legal and Regulatory Risk section on pages 103 to 104 of BMO’s 2019 Annual Report.

11 BMO Financial Group First Quarter Report 2020

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by the BCBS. For more information, see the Enterprise-Wide Capital Management section on pages 59 to 65 of BMO’s 2019 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at January 31, 2020
Common Equity Tier 1 Ratio	4.5%	3.5%	2.0%	10.0%	11.4%
Tier 1 Capital Ratio	6.0%	3.5%	2.0%	11.5%	13.0%
Total Capital Ratio	8.0%	3.5%	2.0%	13.5%	15.2%
Leverage Ratio	3.0%	na	na	3.0%	4.3%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for D-SIBs and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the first quarter of 2020). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 2.0%, which will increase to 2.25% effective April 30, 2020. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

na – not applicable

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Gross common equity (1)	46,828	45,728	43,009
Regulatory adjustments applied to common equity	(9,684)	(9,657)	(9,283)
Common Equity Tier 1 capital (CET1)	37,144	36,071	33,726
Additional Tier 1 eligible capital (2)	5,348	5,348	4,340
Regulatory adjustments applied to Tier 1	(214)	(218)	(219)
Additional Tier 1 capital (AT1)	5,134	5,130	4,121
Tier 1 capital (T1 = CET1 + AT1)	42,278	41,201	37,847
Tier 2 eligible capital (3)	7,216	7,189	7,068
Regulatory adjustments applied to Tier 2	(56)	(50)	(126)
Tier 2 capital (T2)	7,160	7,139	6,942
Total capital (TC = T1 + T2)	49,438	48,340	44,789
Risk-weighted Assets (4)	325,647	317,029	296,987
Leverage Ratio Exposures	985,382	956,493	902,532

Capital ratios (%)
CET1 Ratio	11.4	11.4	11.4
Tier 1 Capital Ratio	13.0	13.0	12.7
Total Capital Ratio	15.2	15.2	15.1
Leverage Ratio	4.3	4.3	4.2

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include certain loan loss allowances.
(4)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Other Capital Developments

During the quarter, 392,291 common shares were issued through the exercise of stock options.

On February 25, 2020, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new normal course issuer bid (NCIB) for up to 12 million common shares, commencing on or around June 3, 2020. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares for the purpose of cancellation. The NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital levels. We will consult with OSFI before making purchases under the bid.

If a non-viable contingent capital (NVCC) trigger event were to occur, our NVCC capital instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.08 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

BMO Financial Group First Quarter Report 2020 12

Outstanding Shares and Securities Convertible into Common Shares (1)

As at January 31, 2020	Number of shares or dollar amount (in millions)
Common shares	639.6
Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27*	$500
Series 29*	$400
Series 31*	$300
Series 33*	$200
Series 35*	$150
Series 36*	$600
Series 38*	$600
Series 40*	$500
Series 42*	$400
Series 44*	$400
Series 46*	$350
Additional Tier 1 Capital Notes
4.800% Additional Tier 1 Capital Notes*	US$500
Medium-Term Notes*
Series H - Second Tranche	$1,000
Series I - First Tranche	$1,250
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Stock options
Vested	3.8
Non-vested	2.9

*	Convertible into common shares
(1)

Details on the Medium-Term Notes are outlined in Note 15 to the audited annual consolidated financial statements on page 176 of BMO’s 2019 Annual Report. Details on share capital and Additional Tier 1 Capital Notes are outlined in Note 7 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements on page 177 of BMO’s 2019 Annual Report.

Dividends

On February 25, 2020, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, unchanged from the preceding quarter, and up $0.06 per share or 6% from the prior year. The dividend is payable on May 26, 2020, to shareholders of record on May 1, 2020. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

13 BMO Financial Group First Quarter Report 2020

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the first quarter of 2020.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience.

Effective November 1, 2019, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior years. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Depreciation on the right-of-use assets has been recorded in non-interest expense and interest on the lease liability in interest expense. Refer to the Changes in Accounting Policies section on page 24 for further details.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Net interest income (teb)	2,608	2,599	2,494
Non-interest revenue	830	839	794
Total revenue (teb)	3,438	3,438	3,288
Provision for (recovery of) credit losses on impaired loans	270	200	129
Provision for (recovery of) credit losses on performing loans	31	15	(3)
Total provision for credit losses	301	215	126
Non-interest expense	1,747	1,766	1,723
Income before income taxes	1,390	1,457	1,439
Provision for income taxes (teb)	339	354	347
Reported net income	1,051	1,103	1,092
Amortization of acquisition-related intangible assets (1)	10	11	11
Adjusted net income	1,061	1,114	1,103

Net income growth (%)	(3.8)	5.0	14.0
Adjusted net income growth (%)	(3.8)	4.9	13.8
Revenue growth (%)	4.6	6.5	7.1
Non-interest expense growth (%)	1.4	4.0	5.1
Adjusted non-interest expense growth (%)	1.5	4.1	5.2
Return on equity (%)	16.3	17.7	18.3
Adjusted return on equity (%)	16.4	17.9	18.5
Operating leverage (teb) (%)	3.2	2.5	2.0
Adjusted operating leverage (teb) (%)	3.1	2.4	1.9
Efficiency ratio (teb) (%)	50.8	51.4	52.4
Adjusted efficiency ratio (teb) (%)	50.4	50.9	51.9
Net interest margin on average earning assets (teb) (%)	2.91	2.92	2.99
Average earning assets	356,467	352,478	331,037
Average gross loans and acceptances	366,696	362,612	338,084
Average net loans and acceptances	364,948	360,933	336,522
Average deposits	306,155	293,977	272,960

(1)	Total P&C before tax amounts of $13 million in Q1-2020, and $15 million in both Q4-2019 and Q1-2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,051 million, compared with $1,092 million in the prior year. Adjusted net income was $1,061 million, compared with $1,103 million in the prior year, and excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2020 14

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Net interest income	1,557	1,543	1,435
Non-interest revenue	525	535	515
Total revenue	2,082	2,078	1,950
Provision for credit losses on impaired loans	138	134	114
Provision for credit losses on performing loans	14	11	6
Total provision for credit losses	152	145	120
Non-interest expense	986	976	956
Income before income taxes	944	957	874
Provision for income taxes	244	247	226
Reported net income	700	710	648
Amortization of acquisition-related intangible assets (1)	-	-	1
Adjusted net income	700	710	649

Personal revenue	1,287	1,293	1,220
Commercial revenue	795	785	730
Net income growth (%)	8.0	5.0	0.3
Revenue growth (%)	6.8	7.1	2.8
Non-interest expense growth (%)	3.2	5.6	2.5
Adjusted non-interest expense growth (%)	3.2	5.6	2.5
Return on equity (%)	26.0	28.3	27.6
Adjusted return on equity (%)	26.0	28.3	27.6
Operating leverage (%)	3.6	1.5	0.3
Adjusted operating leverage (%)	3.6	1.5	0.3
Efficiency ratio (%)	47.3	47.0	49.0
Net interest margin on average earning assets (%)	2.68	2.69	2.61
Average earning assets	231,286	227,124	217,683
Average gross loans and acceptances	247,421	243,395	230,448
Average net loans and acceptances	246,457	242,457	229,583
Average deposits	191,462	183,975	168,150

(1)	Before tax amounts of $nil in both Q1-2020 and Q4-2019, and $1 million in Q1-2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q1 2020 vs. Q1 2019

Canadian P&C reported net income was $700 million, an increase of $52 million or 8% and adjusted net income was $700 million, an increase of $51 million or 8% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Strong revenue growth was partially offset by higher provisions for credit losses and higher expenses.

Revenue was $2,082 million, an increase of $132 million or 7% from the prior year, primarily due to higher balances across all products, higher margins and increased non-interest revenue. Net interest margin of 2.68% increased 7 basis points, due to a favourable product mix and the benefit of a widening Prime rate to the Banker’s Acceptances rate.

Personal revenue increased $67 million or 6%, due to higher balances across all products and higher margins. Commercial revenue increased $65 million or 9%, due to higher balances across all products and higher non-interest revenue.

Total provision for credit losses was $152 million, an increase of $32 million from the prior year. The provision for credit losses on impaired loans increased $24 million, due to higher commercial provisions. There was a $14 million provision for credit losses on performing loans in the current quarter, compared with a $6 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $986 million, an increase of $30 million or 3%, primarily due to higher technology and pension costs.

Average gross loans and acceptances increased $17.0 billion or 7% from the prior year to $247.4 billion. Total personal lending balances (excluding retail cards) increased 4%, including 6% growth in proprietary mortgages and amortizing home equity line of credit loans. Commercial loan balances (excluding corporate cards) increased 15%. Average deposits increased $23.3 billion or 14% to $191.5 billion. Personal deposit balances and commercial deposit balances both increased 14%.

Q1 2020 vs. Q4 2019

Reported and adjusted net income decreased $10 million or 1% from the prior quarter.

Revenue increased $4 million, primarily due to higher balances across all products, partially offset by lower margins and lower non-interest revenue. Net interest margin of 2.68% decreased 1 basis point from the prior quarter.

Personal revenue decreased $6 million, primarily due to lower non-interest revenue and lower margins, partially offset by higher balances across all products. Commercial revenue increased $10 million or 1%, primarily due to higher balances across all products, partially offset by lower margins.

Total provision for credit losses increased $7 million. The provision for credit losses on impaired loans increased $4 million with higher commercial provisions, partially offset by lower consumer provisions in the current quarter. There was a $14 million provision for credit losses on performing loans in the current quarter, compared with a $11 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense increased $10 million or 1% from the prior quarter.

Average gross loans and acceptances increased $4.0 billion or 2% from the prior quarter, and average deposits increased $7.5 billion or 4%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

15 BMO Financial Group First Quarter Report 2020

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Net interest income (teb)	798	798	793
Non-interest revenue	232	230	209
Total revenue (teb)	1,030	1,028	1,002
Provision for (recovery of) credit losses on impaired loans	100	51	12
Provision for (recovery of) credit losses on performing loans	13	3	(7)
Total provision for credit losses	113	54	5
Non-interest expense	578	597	575
Income before income taxes	339	377	422
Provision for income taxes (teb)	72	80	90
Reported net income	267	297	332
Amortization of acquisition-related intangible assets (1)	8	8	8
Adjusted net income	275	305	340

Personal revenue	328	337	341
Commercial revenue	702	691	661
Net income growth (%)	(19.7)	3.6	33.5
Adjusted net income growth (%)	(19.4)	3.3	32.2
Revenue growth (%)	2.8	4.1	7.6
Non-interest expense growth (%)	0.6	0.7	2.3
Adjusted non-interest expense growth (%)	0.7	0.9	2.5
Return on equity (%)	9.2	10.5	12.3
Adjusted return on equity (%)	9.5	10.8	12.6
Operating leverage (teb) (%)	2.2	3.4	5.3
Adjusted operating leverage (teb) (%)	2.1	3.2	5.1
Efficiency ratio (teb) (%)	56.1	58.1	57.4
Adjusted efficiency ratio (teb) (%)	55.2	57.1	56.3
Net interest margin on average earning assets (teb) (%)	3.34	3.35	3.71
Average earning assets	95,114	94,682	84,901
Average gross loans and acceptances	90,626	90,047	80,617
Average net loans and acceptances	90,030	89,488	80,095
Average deposits	87,155	83,085	78,490

(Canadian $ equivalent in millions)

Net interest income (teb)	1,051	1,056	1,059
Non-interest revenue	305	304	279
Total revenue (teb)	1,356	1,360	1,338
Provision for credit losses on impaired loans	132	66	15
Provision for (recovery of) credit losses on performing loans	17	4	(9)
Total provision for credit losses	149	70	6
Non-interest expense	761	790	767
Income before income taxes	446	500	565
Provision for income taxes (teb)	95	107	121
Reported net income	351	393	444
Adjusted net income	361	404	454

Net income growth (%)	(21.0)	5.0	42.4
Adjusted net income growth (%)	(20.7)	4.7	41.1
Revenue growth (%)	1.3	5.6	14.3
Non-interest expense growth (%)	(0.8)	2.2	8.5
Adjusted non-interest expense growth (%)	(0.7)	2.4	8.8
Average earning assets	125,181	125,354	113,354
Average gross loans and acceptances	119,275	119,217	107,636
Average net loans and acceptances	118,491	118,476	106,939
Average deposits	114,693	110,002	104,810

(1)	Before tax amounts of US$10 million in Q1-2020, US$11 million in Q4-2019 and US$10 million Q1-2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q1 2020 vs. Q1 2019

U.S. P&C reported net income was $351 million, compared with $444 million in the prior year, and adjusted net income was $361 million, compared with $454 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $267 million, compared with $332 million, and adjusted net income was $275 million, compared with $340 million in the prior year, due to higher provisions for credit losses, in part due to a recovery in the prior year, partially offset by higher revenue.

Revenue was $1,030 million, an increase of $28 million or 3% from the prior year, primarily due to higher loan and deposit balances and higher fee income, partially offset by a lower net interest margin. Net interest margin of 3.34% decreased 37 basis points, primarily due to lower deposit product margins driven by the impact of a lower interest rate environment, as well as changes in deposit product mix and loan margin compression.

Personal revenue was $328 million, compared with $341 million in the prior year, due to lower deposit revenue. Commercial revenue was $702 million, an increase of $41 million or 6%, primarily due to higher loan and deposit balances and fee income, partially offset by lower margins.

Total provision for credit losses was $113 million, an increase of $108 million from the prior year. The provision for credit losses on impaired loans increased $88 million, due to higher commercial provisions in the current year and higher consumer provisions as a result of a recovery on consumer loans in the prior year. There was a $13 million provision for credit losses on performing loans in the current quarter, compared with a $7 million recovery of credit losses on performing loans in the prior year.

Non-interest expense was $578 million and adjusted non-interest expense was $568 million, with both increasing $3 million or 1% from the prior year.

BMO Financial Group First Quarter Report 2020 16

Average gross loans and acceptances increased $10.0 billion or 12% from the prior year to $90.6 billion, driven by growth in commercial loans of 13% and personal loans of 9%. Average deposits increased $8.7 billion or 11% to $87.2 billion, with 13% growth in commercial deposit balances and 9% growth in personal deposit balances.

Q1 2020 vs. Q4 2019

Reported net income was $351 million, compared with $393 million, and adjusted net income was $361 million, compared with $404 million in the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $267 million, compared with $297 million, and adjusted net income was $275 million, compared with $305 million in the prior quarter, due to higher provisions for credit losses, partially offset by lower expenses.

Revenue was $1,030 million, an increase of $2 million from the prior quarter, primarily due to higher deposit balances and fees, partially offset by lower deposit margins. Net interest margin of 3.34% decreased 1 basis point, primarily due to lower deposit margins, reflecting the impact of lower rates and change in deposit product mix, partially offset by the benefit of deposits growing faster than loans.

Personal revenue was $328 million, compared with $337 million in the prior quarter, due to lower deposit revenue and lower fee income. Commercial revenue of $702 million increased $11 million, primarily due to higher deposit balances, higher fee income and loan revenue.

Total provision for credit losses increased $59 million. The provision for credit losses on impaired loans increased $49 million, due to higher commercial provisions. There was a $13 million provision for credit losses on performing loans in the current quarter, compared with a $3 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense decreased $19 million or 3% and adjusted non-interest expense decreased $18 million or 3%, primarily due to lower technology, employee-related and other costs, partially offset by higher premises costs.

Average gross loans and acceptances increased $0.6 billion or 1% from the prior quarter, driven by growth in commercial loans and personal loans. Average deposits increased $4.1 billion or 5%, with growth in commercial and personal deposit balances.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

17 BMO Financial Group First Quarter Report 2020

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Net interest income	231	236	232
Non-interest revenue	1,794	1,331	1,908
Total revenue	2,025	1,567	2,140
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	716	335	926
Revenue, net of CCPB	1,309	1,232	1,214
Provision for (recovery of) credit losses on impaired loans	-	1	2
Provision for (recovery of) credit losses on performing loans	3	(1)	-
Total provision for (recovery of) credit losses	3	-	2
Non-interest expense	912	860	896
Income before income taxes	394	372	316
Provision for income taxes	103	106	78
Reported net income	291	266	238
Amortization of acquisition-related intangible assets (1)	9	9	10
Reinsurance adjustment (2)	-	25	-
Adjusted net income	300	300	248

Traditional Wealth businesses reported net income	209	236	173
Traditional Wealth businesses adjusted net income	218	245	183
Insurance reported net income	82	30	65
Insurance adjusted net income	82	55	65
Net income growth (%)	22.2	22.0	(10.4)
Adjusted net income growth (%)	20.9	31.3	(10.2)
Revenue growth (%)	(5.3)	(0.2)	33.3
Revenue growth, net of CCPB (%)	7.9	4.4	(2.5)
Adjusted CCPB	716	310	926
Revenue growth, net of adjusted CCPB (%)	7.9	6.5	(2.5)
Non-interest expense growth (%)	1.8	(2.6)	-
Adjusted non-interest expense growth (%)	2.0	(2.4)	0.1
Return on equity (%)	18.4	16.6	15.3
Adjusted return on equity (%)	19.0	18.7	15.9
Operating leverage, net of CCPB (%)	6.1	7.0	(2.5)
Adjusted operating leverage, net of CCPB (%)	5.9	8.9	(2.6)
Reported efficiency ratio (%)	45.0	54.9	41.9
Reported efficiency ratio, net of CCPB (%)	69.7	69.8	73.8
Adjusted efficiency ratio (%)	44.5	54.2	41.3
Adjusted efficiency ratio, net of CCPB (%)	68.8	67.5	72.8
Assets under management	482,268	471,160	438,540
Assets under administration (3)	410,544	393,576	377,528
Average assets	44,219	42,750	38,744
Average gross loans and acceptances	25,433	24,660	22,296
Average net loans and acceptances	25,402	24,628	22,264
Average deposits	39,413	38,123	35,288

(1)	Before tax amounts of $11 million in Q1-2020, $11 million in Q4-2019 and $13 million in Q1-2019 are included in non-interest expense.
(2)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment was included in CCPB.

(3)	We have certain assets under management that are also administered by us and included in assets under administration.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q1 2020 vs. Q1 2019

BMO Wealth Management reported net income was $291 million, an increase of $53 million or 22%, and adjusted net income was $300 million, an increase of $52 million or 21% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $209 million, an increase of $36 million or 21%, and adjusted net income was $218 million, an increase of $35 million or 19%, primarily driven by higher revenue from a higher level of client assets and lower expenses. Insurance reported and adjusted net income was $82 million, an increase of $17 million or 26%, primarily due to a benefit from market movements in the current quarter, relative to the unfavourable impact of market movements in the prior year, partially offset by lower underlying business results.

Revenue was $2,025 million, compared with $2,140 million in the prior year. Revenue, net of CCPB, was $1,309 million, an increase of $95 million or 8%. Revenue in Traditional Wealth was $1,161 million, an increase of $59 million or 5%, primarily driven by higher fee-based revenue. Insurance revenue, net of CCPB, increased $36 million, primarily due to the drivers noted above.

Reported non-interest expense was $912 million, an increase of $16 million or 2%, and adjusted non-interest expense was $901 million, an increase of $18 million or 2%, primarily due to higher revenue-based costs given business performance, partially offset by lower employee-related expense.

Assets under management increased $43.7 billion or 10% from the prior year, and assets under administration increased $33.0 billion or 9%, primarily driven by stronger equity markets and favourable foreign exchange. Average gross loans and average deposits increased 14% and 12%, respectively.

BMO Financial Group First Quarter Report 2020 18

Q1 2020 vs. Q4 2019

Reported net income increased $25 million or 9%, and adjusted net income was unchanged, compared with the prior quarter. Adjusted net income in the previous quarter excludes the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. Traditional Wealth reported net income was $209 million, compared with $236 million in the prior quarter. Adjusted net income was $218 million, compared with $245 million in the prior quarter, primarily due to higher expenses, including stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year. Insurance reported net income of $82 million increased $52 million, and adjusted net income increased $27 million, primarily due to the benefit from favourable market movements in the current quarter, relative to the unfavourable impact of market movements in the prior quarter.

Revenue was $2,025 million, compared with $1,567 million in the prior quarter. Revenue, net of reported CCPB, increased $77 million or 6%. Revenue, net of adjusted CCPB, increased $52 million or 4%. Revenue in Traditional Wealth increased $6 million or 1%. Insurance revenue, net of CCPB, increased $71 million and Insurance revenue, net of adjusted CCPB, increased $46 million, due to the drivers noted above.

Reported and adjusted non-interest expense both increased $52 million or 6%, primarily due to higher employee-related expenses, including stock-based compensation for employees eligible to retire.

Assets under management increased $11.1 billion or 2% from the prior quarter, and assets under administration increased $17.0 billion or 4%, primarily driven by stronger equity markets and favourable foreign exchange. Average gross loans and average deposits both increased 3% from the prior quarter.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

19 BMO Financial Group First Quarter Report 2020

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Net interest income (teb)	696	695	560
Non-interest revenue	673	484	577
Total revenue (teb)	1,369	1,179	1,137
Provision for (recovery of) credit losses on impaired loans	53	32	1
Provision for (recovery of) credit losses on performing loans	(3)	8	14
Total provision for (recovery of) credit losses	50	40	15
Non-interest expense	852	792	796
Income before income taxes	467	347	326
Provision for income taxes (teb)	111	76	70
Reported net income	356	271	256
Acquisition integration costs (1)	2	2	4
Amortization of acquisition-related intangible assets (2)	4	9	3
Adjusted net income	362	282	263

Global Markets revenue	823	686	631
Investment and Corporate Banking revenue	546	493	506
Net income growth (%)	39.1	(9.6)	(5.8)
Adjusted net income growth (%)	37.6	(9.3)	(3.3)
Revenue growth (%)	20.4	3.6	4.4
Non-interest expense growth (%)	7.0	3.0	9.7
Adjusted non-interest expense growth (%)	7.3	3.1	8.5
Return on equity (%)	12.9	9.8	9.1
Adjusted return on equity (%)	13.1	10.2	9.4
Operating leverage (teb) (%)	13.4	0.6	(5.3)
Adjusted operating leverage (teb) (%)	13.1	0.5	(4.1)
Efficiency ratio (teb) (%)	62.3	67.3	70.0
Adjusted efficiency ratio (teb) (%)	61.7	66.1	69.2
Average assets	351,330	342,025	340,535
Average gross loans and acceptances	62,286	63,005	56,507
Average net loans and acceptances	62,126	62,895	56,443

(1)	KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in Q1-2020, $2 million in Q4-2019, and $6 million in Q1-2019 are included in non-interest expense.
(2)	Before tax amounts of $5 million in Q1-2020, $12 million in Q4-2019 and $3 million in Q1-2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q1 2020 vs. Q1 2019

BMO Capital Markets reported net income was $356 million, an increase of $100 million or 39%, and adjusted net income was $362 million, an increase of $99 million or 38% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong revenue growth in both Global Markets and Investment and Corporate Banking was partially offset by higher expenses and higher oil and gas provisions.

Revenue was $1,369 million, an increase of $232 million or 20%, or 21% excluding the impact of the weaker U.S. dollar. Global Markets revenue increased, primarily driven by higher interest rate trading revenue, as well as new debt and equity issuances. Investment and Corporate Banking revenue increased, driven by higher corporate banking-related revenue and higher underwriting and advisory revenue.

Total provision for credit losses was $50 million, an increase of $35 million from the prior year. The provision for credit losses on impaired loans increased $52 million. There was a net recovery of credit losses on performing loans of $3 million in the current quarter, compared with a $14 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $852 million, an increase of $56 million, and adjusted non-interest expense was $844 million, an increase of $57 million, both increasing 7%, or 8% excluding the impact of the weaker U.S. dollar. The increase was primarily due to higher employee-related costs given business performance, as well as higher technology costs.

Q1 2020 vs. Q4 2019

Reported net income was $356 million, an increase of $85 million or 31%, or 32% excluding the impact of the weaker U.S. dollar, and adjusted net income was $362 million, an increase of $80 million or 29% from the prior quarter.

Revenue increased $190 million or 16%. Global Markets revenue increased, primarily due to higher equities and interest rate trading revenue. Investment and Corporate Banking revenue increased, primarily due to higher underwriting and advisory revenue.

Total provision for credit losses increased $10 million. The provision for credit losses on impaired loans increased $21 million in the current quarter. There was a net recovery of credit losses on performing loans of $3 million in the current quarter, compared with a $8 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense increased $60 million or 7%, or 8% excluding the impact of the weaker U.S. dollar, and adjusted non-interest expense increased $66 million or 8%, or 9% excluding the impact of the weaker U.S. dollar. The increase was primarily due to higher employee-related expenses, given both business performance and the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2020 20

Corporate Services

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Net interest income before group teb offset	(69)	(89)	(47)
Group teb offset	(78)	(77)	(67)
Net interest income (teb)	(147)	(166)	(114)
Non-interest revenue	62	69	66
Total revenue (teb)	(85)	(97)	(48)
Provision for (recovery of) credit losses on impaired loans	1	(2)	(5)
Provision for (recovery of) credit losses on performing loans	(6)	-	(1)
Total provision for (recovery of) credit losses	(5)	(2)	(6)
Non-interest expense	158	569	142
Income (loss) before income taxes	(238)	(664)	(184)
Provision for (recovery of) income taxes (teb)	(132)	(218)	(108)
Reported net income (loss)	(106)	(446)	(76)
Restructuring costs (1)	-	357	-
Adjusted net loss	(106)	(89)	(76)
Adjusted non-interest expense	158	85	142

(1)

Q4-2019 reported net income included a $357 million after-tax ($484 million pre-tax) restructuring charge, related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business. Restructuring charges are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses. Reported results in the prior quarter include a restructuring charge, primarily related to severance.

Q1 2020 vs. Q1 2019

Corporate Services reported and adjusted net loss was $106 million, compared with a reported and adjusted net loss of $76 million in the prior year. Results decreased, primarily due to lower treasury related revenue, in part due to a stronger prior year level, and higher expenses.

Q1 2020 vs. Q4 2019

Reported and adjusted net loss for the quarter was $106 million, compared with a reported net loss of $446 million and an adjusted net loss of $89 million, in the prior quarter. Adjusted results in the prior quarter exclude the restructuring charge, primarily related to severance. Adjusted results decreased, primarily due to the seasonality of benefits and stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year, partially offset by lower taxes and higher revenue excluding teb.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

21 BMO Financial Group First Quarter Report 2020

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018	Q2-2018

Revenue (1)(2)	6,747	6,087	6,666	6,213	6,517	5,893	5,794	5,580
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	716	335	887	561	926	390	269	332
Revenue, net of CCPB (1)(2)	6,031	5,752	5,779	5,652	5,591	5,503	5,525	5,248
Provision for (recovery of) credit losses on impaired loans	324	231	243	150	127	177	177	172
Provision for (recovery of) credit losses on performing loans	25	22	63	26	10	(2)	9	(12)
Total provision for credit losses	349	253	306	176	137	175	186	160
Non-interest expense (1)(2)	3,669	3,987	3,491	3,595	3,557	3,193	3,359	3,525
Income before income taxes	2,013	1,512	1,982	1,881	1,897	2,135	1,980	1,563
Provision for income taxes	421	318	425	384	387	438	443	317
Reported net income (see below)	1,592	1,194	1,557	1,497	1,510	1,697	1,537	1,246
Acquisition integration costs (3)	2	2	2	2	4	13	7	2
Amortization of acquisition-related intangible assets (4)	23	29	23	23	24	24	22	23
Restructuring costs (5)	-	357	-	-	-	-	-	192
Reinsurance adjustment (6)	-	25	-	-	-	-	-	-
Benefit from the remeasurement of an employee benefit liability (7)	-	-	-	-	-	(203)	-	-
Adjusted net income (see below)	1,617	1,607	1,582	1,522	1,538	1,531	1,566	1,463
Basic earnings per share ($)	2.38	1.79	2.34	2.27	2.28	2.58	2.32	1.87
Diluted earnings per share ($)	2.37	1.78	2.34	2.26	2.28	2.58	2.31	1.86
Adjusted diluted earnings per share ($)	2.41	2.43	2.38	2.30	2.32	2.32	2.36	2.20

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended January 31, 2020, we recognized $89 million of depreciation on the right-of-use assets recorded in non-interest expense and $14 million of interest on the lease liability recorded in interest expense. Refer to the Changes in Accounting Policies section on page 24 for further details.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)	Acquisition integration costs before tax are included in non-interest expense.
(4)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(5)

Restructuring charges recorded in Q4-2019 of $357 million after-tax ($484 million pre-tax) and in Q2-2018 of $192 million after-tax ($260 million pre-tax). Restructuring costs are included in non-interest expense in Corporate Services.

(6)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB, related to the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

(7)

Q4-2018 included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 52 and 53 of BMO’s 2019 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the second quarter of fiscal 2018 through the first quarter of fiscal 2020.

Earnings Trends

BMO’s underlying results have generally trended upwards over the past eight quarters, largely reflecting continued growth in the P&C businesses, while market sensitive businesses have been impacted by variability resulting from changes in interest rates and equity markets.

Reported results were impacted by a restructuring charge, primarily related to severance, and a reinsurance adjustment, both in the fourth quarter of 2019, a benefit from the remeasurement of an employee future benefit liability in the fourth quarter of 2018, and a restructuring charge in the second quarter of 2018.

Canadian P&C delivered positive operating leverage and year-over-year net income growth in the past eight quarters, largely reflecting revenue growth driven by higher balances. U.S. P&C delivered year-over-year revenue growth in the past eight quarters, with good growth in loan and deposit balances, as well as continued good expense management. Traditional Wealth Management results have generally seen moderate increases, largely due to equity markets. Insurance results were subject to variability resulting from changes in interest rates, equity markets and reinsurance claims. BMO Capital Markets results have reflected good revenue performance, with year-over-year growth in the most recent seven quarters, due to strong U.S. segment performance, and benefits from our diversified businesses. The second quarter of 2019 included a severance expense. Corporate Services reported results can fluctuate quarter-over-quarter, in large part due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

The bank’s results reflect the impact of IFRS 16, Leases (IFRS 16), which was adopted in the first quarter of 2020, and IFRS 15, Revenue from Contracts with Customers (IFRS 15), which was adopted retrospectively in the first quarter of 2019. Please refer to the Changes in Accounting Policies section on page 24 and on pages 142 to 146 of BMO’s 2019 Annual Report.

BMO’s total provision for credit losses measured as a percentage of net loans and acceptances has ranged between 13 basis points and 31 basis points since the second quarter of 2018.

The effective income tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate; and the level of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2020 22

Balance Sheet

Total assets were $879.7 billion as at January 31, 2020, an increase of $27.5 billion from October 31, 2019. The stronger U.S. dollar at quarter-end increased assets by $2.2 billion, excluding the impact on derivative financial assets.

The following discussion excludes the impact of changes in the U.S. dollar. Securities increased $21.5 billion, primarily due to higher balances in BMO Capital Markets and Corporate Services. Net loans increased $3.7 billion, largely driven by an increase of $2.3 billion in business and government loans, mainly in Canadian P&C, and a $0.8 billion increase in consumer instalment and other personal loans, due to growth in our P&C businesses. Securities borrowed or purchased under resale agreements increased $1.2 billion, driven by higher client activity in BMO Capital Markets, partially offset by lower balances in Corporate Services. Cash and cash equivalents and interest bearing deposits with banks decreased $4.2 billion, primarily due to lower balances held with central banks. All other assets, excluding derivative financial assets, increased $3.3 billion, in part due to the adoption of IFRS 16, Leases, which resulted in the recording of a right-of-use asset and lease liability on the balance sheet.

Liabilities increased $26.4 billion from October 31, 2019. The stronger U.S. dollar increased liabilities by $2.0 billion, excluding the impact on derivative financial liabilities.

The following discussion excludes the impact of changes in the U.S. dollar. Deposits increased $12.7 billion. Deposits by individuals increased $4.4 billion, due to growth in the P&C businesses and BMO Wealth Management. Business and government deposits increased $4.2 billion, primarily reflecting growth in customer balances. Deposits by banks increased $4.0 billion. Securities lent or sold under repurchase agreements increased $13.1 billion and securities sold but not yet purchased increased $1.3 billion, driven by client activity in BMO Capital Markets. All other liabilities, excluding derivative financial liabilities, decreased $2.1 billion, in part due to lower secured funding, partially offset by the impact of the adoption of IFRS 16, Leases.

Derivative financial assets decreased $0.1 billion and derivative financial liabilities decreased $0.4 billion, including the impact of changes in the U.S. dollar. The decline in derivative assets was primarily driven by a decrease in the fair value of foreign exchange contracts, partially offset by an increase in the fair value of equity contracts. The decline in derivative liabilities was primarily driven by a decrease in the fair value of foreign exchange and interest rate contracts, partially offset by an increase in the fair value of commodity and equity contracts.

Total equity increased $1.1 billion from October 31, 2019. Retained earnings increased $0.8 billion, as a result of net income earned in the current quarter, partially offset by dividends and the impact of the adoption of IFRS 16, Leases on the opening balance. Accumulated other comprehensive income increased $0.3 billion.

Contractual obligations by year of maturity are outlined on page 31 of this Report to Shareholders.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2019, as described in Note 27 to the audited consolidated financial statements on page 204 of BMO’s 2019 Annual Report.

Select Financial Instruments and Off-Balance Sheet Arrangements

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations. We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no material changes from the disclosure on page 66 in our 2019 Annual Report.

We also enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are credit instruments, structured entities and guarantees, which are described on page 67 of BMO’s 2019 Annual Report. We consolidate all of our structured entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles, as well as various BMO-managed and non-managed investment funds. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2019.

23 BMO Financial Group First Quarter Report 2020

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2019 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2019, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 107 to 111 and 142 to 146 in BMO’s 2019 Annual Report.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. For additional information, refer to pages 107 to 108 and Note 4 of our audited annual consolidated financial statements on pages 151 to 158 of BMO’s 2019 Annual Report.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of forecast economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group. Our economic forecasts are largely in line with those from October 31, 2019, and our scenario weightings remain unchanged as at January 31, 2020.

Our total allowance for credit losses as at January 31, 2020 was $2,262 million ($2,094 million as at October 31, 2019), comprised of an allowance on performing loans of $1,643 million and an allowance on impaired loans of $619 million ($1,609 million and $485 million, respectively, as at October 31, 2019). The allowance on performing loans increased $34 million since the fourth quarter of 2019, primarily driven by credit migration and portfolio growth.

Our assessment of the allowance for performing loans under a 100% base case and a 100% adverse scenarios as at January 31, 2020, both increased consistent with the change in the overall allowance for loans, compared with October 31, 2019.

Information on the Provision for Credit Losses for the three months ended January 31, 2020, can be found on page 9 of this MD&A.

This Allowance for Credit Losses section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

Changes in Accounting Policies

IFRS 16, Leases

Effective November 1, 2019, we adopted IFRS 16, Leases (IFRS 16), which provides guidance whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. The impact to our Equipment Finance and Transportation Finance businesses are minimal. The most significant impact for the bank is the recording of real estate leases on the balance sheet. Previously, most of our real estate leases were classified as operating leases, whereby we recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements. On adoption, we elected to exclude intangibles from the scope of lease accounting.

On transition, we chose to recognize the cumulative effect of adoption of IFRS 16 in opening retained earnings with no changes to prior periods. The impact to the Consolidated Balance Sheet as at November 1, 2019 was an increase in premises and equipment of $1,965 million, an increase in other liabilities of $2,024 million, and a decrease in retained earnings of $80 million ($59 million after tax).

As at January 31, 2020, the right-of-use asset recognized in premises and equipment was $1,974 million, with a corresponding lease liability of $2,142 million recorded in other liabilities in the Consolidated Balance Sheet. In addition, for the three months ended January 31, 2020, we recognized interest expense of $14 million in interest expense, other liabilities, and $89 million of right-of-use asset depreciation in non-interest expense, premises and equipment in the Consolidated Statement of Income. We would previously have recorded approximately $95 million of rent expense in non-interest expense, premises and equipment.

Interbank Offered Rate (IBOR) Reform

Effective November 1, 2019, we early adopted the Phase 1 amendments to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures. The amendments provide relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. The amendments modify certain hedge accounting requirements, allowing us to assume the interest rate benchmark on which the cash flows of the hedged item and the hedging instrument are based are not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements as a result of IBOR reform.

Mandatory application of the amendments ends at the earlier of when the uncertainty regarding the timing and amount of interest rate benchmark-based cash flows is no longer present and the discontinuation of the hedging relationship.

Effective November 1, 2019, we also adopted IFRS Interpretations Committee Interpretation 23, Uncertainty over income tax treatments (IFRIC 23), which had no impact on our financial results upon adoption. Note 1 to the unaudited interim consolidated financial statements provides further details on the impact of adoption of IFRIC 23 and the other new standards.

BMO Financial Group First Quarter Report 2020 24

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. Information on new standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 111 and in Note 1 to the audited annual consolidated financial statements on page 146 of BMO’s 2019 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements on page 39.

Disclosure for Domestic Systemically Important Banks (D-SIB)

As a D-SIB, OSFI requires that we disclose on an annual basis the 12 indicators utilized in the global systemically important banks’ assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. This methodology is outlined in a paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the Basel Committee on Banking Supervision (BCBS) in July 2013. As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS, and as a result, the measures used may not be based on the most recent version of Basel III. Therefore, values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore, insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group. This level of consolidation differs from that used in the consolidated financial statements. Results may therefore not be comparable to other disclosures in this report.

Year-over-year movements in indicators reflect normal changes in business activity.

Disclosure for Domestic Systemically Important Banks

		As at October 31
(Canadian $ in millions)	Indicators	2019	2018
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	420,719	388,922
	2. Cross-jurisdictional liabilities	341,188	310,913
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	966,938	885,217
C. Interconnectedness	4. Intra-financial system assets	111,245	104,791
	5. Intra-financial system liabilities	58,643	67,213
	6. Securities outstanding	271,817	267,654
D. Substitutability/financial institution infrastructure	7. Payments activity (1)	26,955,299	26,238,057
	8. Assets under custody	238,617	206,913
	9. Underwritten transactions in debt and equity markets	75,503	65,258
E. Complexity	10. Notional amount of over-the-counter (OTC) derivatives	6,211,130	5,484,395
	11. Trading, FVTPL and FVOCI securities	35,188	48,961
	12. Level 3 assets	4,347	3,600

(1)	Includes intercompany transactions that are cleared through a correspondent bank.

 Certain comparative figures have been reclassified to conform with the current year’s presentation.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 59, the Risks That May Affect Future Results section starting on page 68, the Liquidity and Funding Risk section starting on page 91, and the Legal and Regulatory Risk section starting on page 103 of BMO’s 2019 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, including technology and cyber-related risks, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 68 to 106 of BMO’s 2019 Annual Report.

BMO’s top and emerging risks and other factors that may affect future results are described on pages 68 to 71 of BMO’s 2019 Annual Report, and have not changed significantly. BMO is monitoring the outbreak of the novel coronavirus. Should the outbreak become more wide-spread in Canada and the United States, the bank has a Business Continuity Plan in place that includes procedures which would mitigate adverse impacts to our customers and employees.

25 BMO Financial Group First Quarter Report 2020

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 86 to 90 of BMO’s 2019 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at January 31, 2020				As at October 31, 2019

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	45,742	-	45,742	-	48,803	-	48,803	-	Interest rate
Interest bearing deposits with banks	7,148	253	6,895	-	7,987	242	7,745	-	Interest rate
Securities	211,459	97,515	113,944	-	189,438	85,739	103,699	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	105,543	-	105,543	-	104,004	-	104,004	-	Interest rate
Loans (net of allowance for credit losses)	430,713	-	430,713	-	426,094	-	426,094	-	Interest rate, foreign exchange
Derivative instruments	22,035	19,492	2,543	-	22,144	19,508	2,636	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	24,362	-	24,362	-	23,593	-	23,593	-	Interest rate
Other assets (3)	32,718	-	15,425	17,293	30,132	-	15,417	14,715	Interest rate
Total Assets	879,720	117,260	745,167	17,293	852,195	105,489	731,991	14,715

Liabilities Subject to Market Risk
Deposits	582,288	16,690	565,598	-	568,143	15,829	552,314	-	Interest rate, foreign exchange
Derivative instruments	23,231	19,698	3,533	-	23,598	20,094	3,504	-	Interest rate, foreign exchange
Acceptances	24,362	-	24,362	-	23,593	-	23,593	-	Interest rate
Securities sold but not yet purchased	27,562	27,562	-	-	26,253	26,253	-	-
Securities lent or sold under repurchase agreements	100,008	-	100,008	-	86,656	-	86,656	-	Interest rate
Other liabilities (3)	63,070	-	62,912	158	65,881	-	65,766	115	Interest rate
Subordinated debt	7,023	-	7,023	-	6,995	-	6,995	-	Interest rate
Total Liabilities	827,544	63,950	763,436	158	801,119	62,176	738,828	115

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.
(3)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16). As at January 31, 2020, we recognized a total right-of-use asset in other assets of $1,974 million, with a corresponding lease liability of $2,142 million in other liabilities. Refer to the Changes in Accounting Policies section on page 24 for further details.

Trading and Underwriting Market Risk

Average Total Trading Value at Risk (VaR) and Average Total Trading Stressed VaR (SVaR) increased from the prior quarter, primarily due to an amendment to the Total Trading VaR and SVaR calculation to no longer recognize diversification benefits from debt-specific risk. In addition, a modelling change enhanced the capture of name-specific equity volatility risk and foreign exchange risks. On a quarter-over-quarter basis, higher trading risks modestly increased Average Total Trading VaR and Average Total Trading SVaR.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)(3)

	For the quarter ended January 31, 2020				October 31, 2019	January 31, 2019
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	1.1	0.9	1.8	0.6	1.1	1.5
Equity VaR	8.0	5.6	8.0	4.2	3.9	5.4
Foreign exchange VaR	1.6	1.9	3.3	0.8	0.5	0.7
Interest rate VaR (4)	7.0	7.9	10.1	5.4	8.2	9.7
Debt-specific risk	1.6	2.5	3.2	1.6	2.2	1.8
Diversification	(7.0)	(8.1)	nm	nm	(7.9)	(7.7)
Total Trading VaR	12.3	10.7	15.0	8.1	8.0	11.4
Total Trading SVaR	48.0	49.8	56.7	39.9	22.3	48.3

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)

In Q1-2020, a new measurement approach was used for VaR and SVaR, which split the previously reported credit VaR into interest rate VaR for general credit spread risk and for debt-specific risk. Results in prior quarters have been provided for comparability. In addition, the Total Trading VaR and SVaR no longer recognize diversification benefits from debt-specific risk.

(4)	Interest rate VaR includes general credit spread risk.

 nm - not meaningful

BMO Financial Group First Quarter Report 2020 26

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates and structural economic value benefit to falling interest rates increased relative to October 31, 2019, primarily due to an increase in fixed rate assets. Structural earnings benefit to rising interest rates and structural earnings exposure to falling interest rates decreased relative to October 31, 2019, as fewer net assets are scheduled to reprice over the next 12 months.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity			Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)	January 31, 2020	October 31, 2019	January 31, 2019	January 31, 2020	October 31, 2019	January 31, 2019
100 basis point increase	(974.3)	(883.4)	(925.5)	1.7	46.6	76.8
100 basis point decrease	274.3	215.6	111.0	(21.9)	(80.3)	(152.8)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at January 31, 2020, would result in an increase in earnings before tax of $30 million ($27 million as at October 31, 2019). A 100 basis point decrease in interest rates as at January 31, 2020, would result in a decrease in earnings before tax of $29 million ($25 million as at October 31, 2019). On an unhedged basis, a 10% decrease in equity market values at January 31, 2020, would result in a decrease in earnings before tax of $59 million ($57 million as at October 31, 2019). A 10% increase in equity market values as at January 31, 2020, would result in an increase in earnings before tax of $58 million ($54 million as at October 31, 2019). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2020 fiscal year. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of our policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the table above.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $254.2 billion as at January 31, 2020, compared with $249.7 billion as at October 31, 2019. The increase in unencumbered liquid assets was primarily due to higher securities balances, partially offset by lower cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the soundness of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table on page 28.

Liquid Assets

	As at January 31, 2020					As at October 31, 2019
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received (1)	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	45,742	-	45,742	2,232	43,510	46,908
Deposits with other banks	7,148	-	7,148	-	7,148	7,987
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	101,178	104,494	205,672	113,032	92,640	90,363
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	35,849	10,190	46,039	23,445	22,594	21,406
Corporate & other debt	22,292	16,837	39,129	7,319	31,810	32,112
Corporate equity	52,140	39,841	91,981	56,716	35,265	28,436
Total securities and securities borrowed or purchased under resale agreements	211,459	171,362	382,821	200,512	182,309	172,317
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	25,366	-	25,366	4,114	21,252	22,438
Total liquid assets	289,715	171,362	461,077	206,858	254,219	249,650
Other eligible assets at central banks (not included above) (5)	70,410	-	70,410	809	69,601	68,246
Total liquid assets and other sources	360,125	171,362	531,487	207,667	323,820	317,896

(1)	Effective the first quarter of 2020, reverse repos and security borrowed transactions have been moved to other cash and securities received.
(2)	Gross assets include bank-owned assets and cash and securities received from third parties.
(3)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(4)

Under IFRS, National Housing Authority (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

27 BMO Financial Group First Quarter Report 2020

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2020	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	52,890	-	2,232	-	50,658
Securities (5)	408,187	172,476	32,150	12,759	190,802
Loans and acceptances	405,347	64,120	809	270,817	69,601
Other assets
Derivative instruments	22,035	-	-	22,035	-
Customers’ liability under acceptances	24,362	-	-	24,362	-
Premises and equipment (6)	3,957	-	-	3,957	-
Goodwill	6,396	-	-	6,396	-
Intangible assets	2,430	-	-	2,430	-
Current tax assets	1,705	-	-	1,705	-
Deferred tax assets	1,562	-	-	1,562	-
Other assets	16,668	3,963	-	12,705	-
Total other assets	79,115	3,963	-	75,152	-
Total assets	945,539	240,559	35,191	358,728	311,061

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2019	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	56,790	-	1,895	-	54,895
Securities (5)	378,443	153,269	30,419	12,107	182,648
Loans and acceptances	399,968	73,073	765	257,884	68,246
Other assets
Derivative instruments	22,144	-	-	22,144	-
Customers’ liability under acceptances	23,593	-	-	23,593	-
Premises and equipment (6)	2,055	-	-	2,055	-
Goodwill	6,340	-	-	6,340	-
Intangible assets	2,424	-	-	2,424	-
Current tax assets	1,165	-	-	1,165	-
Deferred tax assets	1,568	-	-	1,568	-
Other assets	16,580	3,722	-	12,858	-
Total other assets	75,869	3,722	-	72,147	-
Total assets	911,070	230,064	33,079	342,138	305,789

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $12.8 billion as at January 31, 2020, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).
(6)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16). As at January 31, 2020, we recognized a total right-of-use asset in premises and equipment of $1,974 million, with a corresponding lease liability of $2,142 million in other liabilities. Refer to the Changes in Accounting Policies section on page 24 for further details.

BMO’s Liquidity Coverage Ratio (LCR) is summarized in the following table. The average daily LCR for the quarter ended January 31, 2020 was 135%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR was down from 138% last quarter as an increase in HQLA was more than offset by an increase in net cash outflows. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI-prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100% because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 27.

Additional information on Liquidity and Funding Risk governance can be found on page 91 of BMO’s 2019 Annual Report.

BMO Financial Group First Quarter Report 2020 28

Liquidity Coverage Ratio

	For the quarter ended January 31, 2020
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1)(2)	Total weighted value (average) (2)(3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	171.0

Cash Outflows
Retail deposits and deposits from small business customers, of which:	207.0	14.3
Stable deposits	98.4	3.0
Less stable deposits	108.6	11.3
Unsecured wholesale funding, of which:	176.2	96.2
Operational deposits (all counterparties) and deposits in networks of cooperative banks	66.5	16.5
Non-operational deposits (all counterparties)	75.2	45.2
Unsecured debt	34.5	34.5
Secured wholesale funding	*	20.8
Additional requirements, of which:	158.0	32.9
Outflows related to derivatives exposures and other collateral requirements	10.9	4.3
Outflows related to loss of funding on debt products	2.7	2.7
Credit and liquidity facilities	144.4	25.9
Other contractual funding obligations	1.0	-
Other contingent funding obligations	403.7	6.9
Total cash outflows	*	171.1

Cash Inflows
Secured lending (e.g. reverse repos)	148.6	29.4
Inflows from fully performing exposures	10.1	5.6
Other cash inflows	8.8	8.8
Total cash inflows	167.5	43.8

		Total adjusted value (4)
Total HQLA		171.0
Total net cash outflows		127.3
Liquidity Coverage Ratio (%) (2)		135

For the quarter ended October 31, 2019		Total adjusted value (4)
Total HQLA		163.2
Total net cash outflows		118.1
Liquidity Coverage Ratio (%)		138

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the first quarter of 2020.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $387.1 billion at January 31, 2020, up from $378.8 billion as at October 31, 2019, due to strong deposit growth. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $29.7 billion as at January 31, 2020, up from $22.1 billion as at October 31, 2019.

Total wholesale funding outstanding, which largely consists of negotiable marketable securities, was $201.4 billion at January 31, 2020, with $58.4 billion sourced as secured funding and $143.0 billion as unsecured funding. Wholesale funding outstanding decreased from $207.6 billion at October 31, 2019, primarily due to wholesale funding maturities. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found on page 31. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $254.2 billion as at January 31, 2020, that can be monetized to meet potential funding requirements, as described on page 27.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum Total Loss Absorbing Capacity (TLAC) ratio requirements by November 1, 2021. We do not expect a material impact to our funding plan as a result of Canada’s Bail-In Regime and TLAC requirements. For more information on Canada’s Bail-In Regime and TLAC requirements, please see Regulatory Developments under Capital Management on page 11.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance (TF) loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and

29 BMO Financial Group First Quarter Report 2020

assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at January 31, 2020								As at October 31, 2019
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	6,775	371	34	278	7,458	-	8	7,466	4,312
Certificates of deposit and commercial paper	7,742	23,145	11,343	17,797	60,027	529	-	60,556	64,490
Bearer deposit notes	-	28	30	262	320	-	-	320	117
Asset-backed commercial paper (ABCP)	719	1,008	1,629	-	3,356	-	-	3,356	3,276
Senior unsecured medium-term notes	-	752	8,629	2,789	12,170	17,334	34,358	63,862	63,789
Senior unsecured structured notes (2)	-	-	-	5	5	20	3,405	3,430	3,807
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	1,324	369	1,580	3,273	3,111	13,180	19,564	19,602
Covered bonds	-	-	1,398	2,201	3,599	6,503	13,285	23,387	25,497
Other asset-backed securitizations (3)	-	-	-	184	184	2,671	4,153	7,008	7,628
Subordinated debt	-	-	-	-	-	-	7,290	7,290	7,189
Other (4)	-	3,673	-	-	3,673	-	1,456	5,129	7,866
Total	15,236	30,301	23,432	25,096	94,065	30,168	77,135	201,368	207,573
Of which:
Secured	719	6,005	3,396	3,965	14,085	12,285	32,074	58,444	63,869
Unsecured	14,517	24,296	20,036	21,131	79,980	17,883	45,061	142,924	143,704
Total (5)	15,236	30,301	23,432	25,096	94,065	30,168	77,135	201,368	207,573

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 31, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)	Refers to FHLB advances.
(5)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $54.9 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $146.5 billion as at January 31, 2020.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. OSFI finalized the domestic implementation of the NSFR in the second quarter of 2019. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%, effective January 1, 2020, and to publicly disclose their NSFR, effective for the quarter ending January 31, 2021. BMO’s NSFR exceeds the regulatory minimum as at January 31, 2020. In addition, OSFI made changes to the LCR and other liquidity metrics under the Liquidity Adequacy Requirements (LAR) Guideline and B-6 Guideline, effective January 1, 2020. There was no material impact on our liquidity and funding management approach as a result of these changes.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 162 of BMO’s 2019 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P), Fitch and DBRS have a stable outlook on BMO.

On January 17, 2020, Fitch upgraded BMO’s legacy senior debt and long-term deposit ratings to ‘AA’ from ‘AA-’, reflecting BMO’s build-up of TLAC to a level that is close to the bank’s minimum TLAC requirement.

As at January 31, 2020

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/ Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A+	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at January 31, 2020, we would be required to provide additional collateral to counterparties totalling $87 million, $338 million and $724 million under a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group First Quarter Report 2020 30

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									January 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	44,865	-	-	-	-	-	-	-	877	45,742
Interest Bearing Deposits with Banks	3,473	1,745	882	266	769	13	-	-	-	7,148
Securities	3,033	2,487	4,606	3,914	7,955	17,597	47,167	72,560	52,140	211,459
Securities Borrowed or Purchased under Resale Agreements	69,144	30,363	3,988	1,425	299	324	-	-	-	105,543
Loans
Residential mortgages	1,637	3,470	6,562	6,887	5,167	20,436	70,330	9,952	-	124,441
Consumer instalment and other personal	631	770	1,114	1,395	1,195	4,518	23,406	12,325	23,275	68,629
Credit cards	-	-	-	-	-	-	-	-	8,763	8,763
Business and government	13,153	6,983	8,779	5,368	6,210	26,100	89,004	19,542	55,764	230,903
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,023)	(2,023)
Total Loans, net of allowance	15,421	11,223	16,455	13,650	12,572	51,054	182,740	41,819	85,779	430,713
Other Assets
Derivative instruments	1,283	1,535	1,358	1,129	1,025	2,073	5,292	8,340	-	22,035
Customers’ liability under acceptances	20,744	3,443	58	105	12	-	-	-	-	24,362
Other	1,954	432	334	18	6	14	5	4,478	25,477	32,718
Total Other Assets	23,981	5,410	1,750	1,252	1,043	2,087	5,297	12,818	25,477	79,115
Total Assets	159,917	51,228	27,681	20,507	22,638	71,075	235,204	127,197	164,273	879,720

(Canadian $ in millions)									January 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	12,566	4,398	3,008	1,733	1,469	-	92	236	4,428	27,930
Business and government	26,492	29,232	26,372	20,029	9,018	25,997	47,071	12,626	151,548	348,385
Individuals	3,926	9,535	13,646	15,995	14,349	8,873	13,585	1,967	124,097	205,973
Total Deposits	42,984	43,165	43,026	37,757	24,836	34,870	60,748	14,829	280,073	582,288
Other Liabilities
Derivative instruments	1,255	2,054	1,263	1,193	1,740	3,006	6,230	6,490	-	23,231
Acceptances	20,744	3,443	58	105	12	-	-	-	-	24,362
Securities sold but not yet purchased	27,562	-	-	-	-	-	-	-	-	27,562
Securities lent or sold under repurchase agreements	96,143	1,295	1,258	662	265	385	-	-	-	100,008
Securitization and structured entities’ liabilities	3	1,380	1,066	959	1,449	6,270	12,503	3,407	-	27,037
Other	8,599	3,990	108	101	524	727	2,640	3,475	15,869	36,033
Total Other Liabilities	154,306	12,162	3,753	3,020	3,990	10,388	21,373	13,372	15,869	238,233
Subordinated Debt	-	-	-	-	-	-	-	7,023	-	7,023
Total Equity	-	-	-	-	-	-	-	-	52,176	52,176
Total Liabilities and Equity	197,290	55,327	46,779	40,777	28,826	45,258	82,121	35,224	348,118	879,720

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)									January 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	861	4,893	7,764	8,273	12,162	24,064	103,741	4,307	-	166,065
Backstop liquidity facilities	-	-	-	-	-	5,931	-	-	-	5,931
Leases	-	1	3	7	9	49	189	988	-	1,246
Securities lending	4,493	-	-	-	-	-	-	-	-	4,493
Purchase obligations	47	94	136	137	44	117	179	49	-	803

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

31 BMO Financial Group First Quarter Report 2020

(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	47,844	-	-	-	-	-	-	-	959	48,803
Interest Bearing Deposits with Banks	4,088	1,893	1,081	714	211	-	-	-	-	7,987
Securities	2,680	3,420	2,797	3,508	4,670	15,001	46,687	66,005	44,670	189,438
Securities Borrowed or Purchased under Resale Agreements	75,936	21,562	4,819	859	518	-	310	-	-	104,004
Loans
Residential mortgages	1,691	2,059	5,285	6,818	7,138	22,309	68,143	10,297	-	123,740
Consumer instalment and other personal	645	519	991	1,272	1,502	4,823	22,391	11,947	23,646	67,736
Credit cards	-	-	-	-	-	-	-	-	8,859	8,859
Business and government	12,490	7,072	6,168	7,760	6,547	24,687	87,486	20,331	55,068	227,609
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,850)	(1,850)
Total Loans, net of allowance	14,826	9,650	12,444	15,850	15,187	51,819	178,020	42,575	85,723	426,094
Other Assets
Derivative instruments	1,209	1,867	877	830	911	2,375	5,095	8,980	-	22,144
Customers’ liability under acceptances	20,694	2,562	173	159	5	-	-	-	-	23,593
Other	1,951	593	245	12	5	7	5	4,475	22,839	30,132
Total Other Assets	23,854	5,022	1,295	1,001	921	2,382	5,100	13,455	22,839	75,869
Total Assets	169,228	41,547	22,436	21,932	21,507	69,202	230,117	122,035	154,191	852,195

(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	12,177	4,187	1,215	319	1,174	-	-	201	4,543	23,816
Business and government	21,088	28,511	21,209	22,334	18,023	22,983	49,292	11,759	147,958	343,157
Individuals	3,607	8,932	12,080	13,390	15,706	11,418	13,257	2,031	120,749	201,170
Total Deposits	36,872	41,630	34,504	36,043	34,903	34,401	62,549	13,991	273,250	568,143
Other Liabilities
Derivative instruments	1,329	2,574	1,240	970	1,032	2,985	6,798	6,670	-	23,598
Acceptances	20,694	2,562	173	159	5	-	-	-	-	23,593
Securities sold but not yet purchased	26,253	-	-	-	-	-	-	-	-	26,253
Securities lent or sold under repurchase agreements	83,681	1,459	760	450	-	-	306	-	-	86,656
Securitization and structured entities’ liabilities	1	1,655	1,340	1,033	1,038	5,350	13,779	2,963	-	27,159
Other	12,325	3,188	33	29	74	537	3,596	2,406	16,534	38,722
Total Other Liabilities	144,283	11,438	3,546	2,641	2,149	8,872	24,479	12,039	16,534	225,981
Subordinated Debt	-	-	-	-	-	-	-	6,995	-	6,995
Total Equity	-	-	-	-	-	-	-	-	51,076	51,076
Total Liabilities and Equity	181,155	53,068	38,050	38,684	37,052	43,273	87,028	33,025	340,860	852,195

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,868	3,777	5,698	8,832	12,511	21,574	102,113	5,643	-	162,016
Backstop liquidity facilities	-	-	-	-	-	-	5,550	-	-	5,550
Operating leases	32	66	98	97	96	361	931	2,119	-	3,800
Securities lending	4,102	-	-	-	-	-	-	-	-	4,102
Purchase obligations	53	98	138	133	137	111	187	69	-	926

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2020 32

European Exposures

BMO’s European exposures were disclosed and discussed on pages 83 and 84 of BMO’s 2019 Annual Report. Our exposure to European countries, as at January 31, 2020, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions)
As at January 31, 2020	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	377	-	-	-	-	2	287	-	289	666

Italy	14	-	-	-	-	-	-	-	-	14

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	164	-	-	-	-	-	-	1	1	165
Total – GIIPS	555	-	-	-	-	2	287	1	290	845

Eurozone (excluding GIIPS)

France	225	49	-	61	110	88	7	1	96	431

Germany	387	562	46	815	1,423	47	14	5	66	1,876

Netherlands	356	744	1	-	745	7	189	-	196	1,297

Other (8)	258	-	1	192	193	5	15	5	25	476
Total – Eurozone (excluding GIIPS)	1,226	1,355	48	1,068	2,471	147	225	11	383	4,080

Rest of Europe

Norway	591	253	-	-	253	2	5	-	7	851

Sweden	-	258	-	351	609	3	1	-	4	613

United Kingdom	2,049	-	468	8,069	8,537	203	211	20	434	11,020

Other (8)	196	148	-	-	148	38	8	1	47	391
Total – Rest of Europe	2,836	659	468	8,420	9,547	246	225	21	492	12,875
Total – All of Europe (9)	4,617	2,014	516	9,488	12,018	395	737	33	1,165	17,800

As at October 31, 2019	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	499	-	-	-	-	7	240	-	247	746
Total – Eurozone (excluding GIIPS)	1,346	1,528	52	1,032	2,612	45	175	4	224	4,182
Total – Rest of Europe	2,513	671	401	7,877	8,949	147	260	35	442	11,904
Total – All of Europe (9)	4,358	2,199	453	8,909	11,561	199	675	39	913	16,832

 Refer to footnotes in the following table.

European Lending Exposure by Country and Counterparty (1)

	Lending (2)
(Canadian $ in millions)	Funded lending as at January 31, 2020			As at January 31, 2020		As at October 31, 2019
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded

GIIPS

Greece	-	-	-	-	-	-	-

Ireland (7)	2	375	-	386	377	343	323

Italy	14	-	-	14	14	14	14

Portugal	-	-	-	-	-	-	-

Spain	141	23	-	238	164	237	162
Total – GIIPS	157	398	-	638	555	594	499

Eurozone (excluding GIIPS)

France	162	63	-	365	225	376	244

Germany	233	153	-	591	386	707	515

Netherlands	105	252	-	380	357	377	354

Other (8)	102	156	-	434	258	396	233
Total – Eurozone (excluding GIIPS)	602	624	-	1,770	1,226	1,856	1,346

Rest of Europe

Norway	36	555	-	1,171	591	1,100	581

Sweden	-	-	-	72	-	69	-

United Kingdom	8	2,041	-	3,212	2,049	2,671	1,677

Other (8)	11	185	-	398	196	475	255
Total – Rest of Europe	55	2,781	-	4,853	2,836	4,315	2,513
Total – All of Europe (9)	814	3,803	-	7,261	4,617	6,765	4,358

(1)

BMO has the following indirect exposures to Europe as at January 31, 2020: Collateral of €718 million to support trading activity in securities (€107 million from GIIPS) and €89 million of cash collateral held; and, guarantees of $10.5 billion ($239 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $166 million, with no net single-name* CDS exposure to GIIPS countries as at January 31, 2020 (*includes a net position of $100 million (bought protection) on a CDS Index, of which 8% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($34 billion for Europe as at January 31, 2020).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $193 million as at January 31, 2020.
(8)	Other Eurozone exposure includes 6 countries with less than $300 million net exposure. Other European exposure is distributed across 6 countries.
(9)	Of our total net direct exposure to Europe, approximately 95% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

33 BMO Financial Group First Quarter Report 2020

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2019 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 25, 2020, at 8:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 3048334#. A replay of the conference call can be accessed until Tuesday, May 26, 2020, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4224755#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Tom Little, Director, Investor Relations, tom.little@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (the Plan)

Average market price as defined under the Plan

November 2019: $101.35

December 2019: $100.82

January 2020: $103.67

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2019 Annual MD&A, audited annual consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2019 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2020 The next Annual Meeting of Shareholders will be held on Tuesday, March 31, 2020, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group First Quarter Report 2020 51